

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2021

Raluca Dinu
Chief Executive Officer
GigCapital4, Inc.
1731 Embarcadero Road, Suite 200
Palo Alto, California 94303

      Re: GigCapital4, Inc.
          Revised Preliminary Proxy Statement on Schedule 14A
          Filed October 27, 2021
          File No. 001-40031

Dear Dr. Dinu:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jeffrey C. Selman